PAGAYA

Pagaya Reports Fourth Quarter and Full Year 2023 Results

- *Record Network Volume of $2.4 billion in 4Q'23 and $8.3 billion in FY'23*
- *Record Total Revenue and Other Income of $218 million in 4Q'23 and $812 million in FY'23*
- *Record Adjusted EBITDA of $34 million in 4Q'23 and $82 million in FY'23*
- *Company provides first quarter and full year 2024 financial outlook*

New York, NY and Tel Aviv, Israel – February 21, 2024 – Pagaya Technologies Ltd. (NASDAQ: PGY) ("Pagaya", the "Company" or "we"), a global technology company delivering artificial intelligence infrastructure for the financial ecosystem, today announced financial results for the fourth quarter and full year 2023.[1]

For additional information, view Pagaya's fourth quarter 2023 letter to shareholders here.

"We delivered record fourth quarter results, ending the year with network volume, total revenue and adjusted EBITDA far exceeding our outlook from the start of the year," said Gal Krubiner, co-founder and CEO of Pagaya Technologies. "We grew our network with transformational new lending partnerships and enhanced network monetization, reflecting the value our product can provide. We expect to build on this momentum in 2024 to expand our product ecosystem and reach a new level of scale and profitability."

Fourth Quarter and Full Year 2023 Highlights

All comparisons are made versus the same period in 2022 and on a year-over-year basis unless otherwise stated.

- **Record network volume of $2.4 billion in 4Q'23 (exceeding outlook of ~$2.1 billion to $2.3 billion)**, grew by 33% year-over-year, driven primarily by the continued ramp-up of new partnerships in our auto and real estate verticals. Network volume increased by 14% in FY'23 to $8.3 billion.
- **The Company expanded its lending network with four leading U.S. lenders in 2023**, including U.S. Bank in its personal loan vertical, and Westlake Financial, Exeter Finance and a top 5 auto captive in its auto vertical, demonstrating the strength of its enterprise-grade flagship credit product.

[1] The results reported herein and attached financial statements are unaudited.

PAGAYA

- **The Company raised $6.6 billion across 15 asset-backed securitizations ("ABS") in 2023** and was once again the number one personal loan ABS issuer in the US by issuance size, with a funding base of over 100 institutional investment firms.
- **Record total revenue and other income of $218 million in 4Q'23 (in-line with our outlook of ~$206 million to $231 million)**, increased 13% year-over-year, driven primarily by an 18% growth in revenue from fees. Total revenue and other income increased by 8% in FY'23 to $812 million.
- **Record revenue from fees less production costs ("FRLPC") of $76 million in 4Q'23**, increased by 42% year-over-year, reflecting deeper monetization of the Company's lending product. FRLPC as a percentage of network volume ("FRLPC margin") improved 20 basis points to 3.2% in the fourth quarter. FRLPC increased by 13% in FY'23 to $264 million with a FY'23 FRLPC margin of 3.2%.
- **Record adjusted EBITDA of $34 million in 4Q'23 (exceeding outlook of ~$17 million to $27 million).** This is an increase of $43 million compared to the prior year period, benefiting from the growth in FRLPC and operating leverage as the business scales. The Company also generated positive quarterly GAAP operating income in 4Q'23 for the second consecutive quarter of $11 million. Adjusted EBITDA increased to $82 million in FY'23, compared to negative $5 million in FY'22.
- **Adjusted net income of $12 million in 4Q'23**, which excludes the impact of non-cash items such as share-based compensation expense, represents the third consecutive quarter of positive adjusted net income. Adjusted net income in FY'23 amounted to $17 million.
- **Net loss attributable to Pagaya shareholders of $14 million in 4Q'23**, improved by $20 million compared to the prior year period, reflecting the continued improvement in operating results. Net loss attributable to Pagaya shareholders in FY'23 amounted to $128 million.

First Quarter 2024 Outlook

	1Q24
Network Volume	Expected to be between $2.2 billion and $2.4 billion
Total Revenue and Other Income	Expected to be between $225 million and $240 million
Adjusted EBITDA	Expected to be between $32 million and $38 million

Full Year 2024 Outlook

	FY24
Network Volume	Expected to be between $9.0 billion and $10.5 billion
Total Revenue and Other Income	Expected to be between $925 million and $1,050 million
Adjusted EBITDA	Expected to be between $150 million and $190 million

Webcast

The Company will hold a webcast and conference call today, February 21, 2024 at 8:30 a.m. Eastern Time. A live webcast of the call will be available via the Investor Relations section of the Company's website at investor.pagaya.com. To listen to the live webcast, please go to the site at least five minutes prior to the scheduled start time in order to register, download and install any necessary audio software. Shortly before the call, the accompanying materials will be made available on the Company's website. Shortly after the call, a replay of the webcast will be available for 90 days on the Company's website.

The conference call can also be accessed by dialing 1-877-407-9208 or 1-201-493-6784. The telephone replay can be accessed by dialing 1-844-512-2921 or 1-412-317-6671 and providing the conference ID# 13743371. The telephone replay will be available starting shortly after the call until Wednesday, March 6, 2024. A replay will also be available on the Investor Relations website following the call.

About Pagaya Technologies

Pagaya (NASDAQ: PGY) is a global technology company making life-changing financial products and services available to more people nationwide. By using machine learning, a vast data network and a sophisticated AI-driven approach, Pagaya provides comprehensive consumer credit and residential real estate solutions for its partners, their customers, and investors. Its proprietary API and capital solutions integrate into its network of partners to deliver seamless user experiences and greater access to the mainstream economy. Pagaya has offices in New York and Tel Aviv. For more information, visit pagaya.com.

Cautionary Note About Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. These forward-looking statements generally are identified by the words "anticipate," "believe," "continue," "can," "could," "estimate," "expect," "intend," "may," "opportunity," "future," "strategy," "might," "outlook," "plan," "possible," "potential," "predict," "project," "should," "strive," "will," "would," "will be," "will continue," "will likely result," and similar expressions. All statements other than statements of historical fact are forward-looking statements, including statements regarding: The Company's strategy and future operations, including the Company's ability to continue to deliver consistent results for its lending partners and investors; the Company's ability to continue to drive sustainable gains in profitability; the Company's ability to achieve continued momentum in its business; the Company's ability to achieve positive net cash flow by 2025; and the Company's financial outlook for Network Volume, Total Revenue and Other Income and Adjusted EBITDA for the full year 2024. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Risks, uncertainties and assumptions include factors relating to: the Company's ability to attract new partners and to retain and grow its relationships with existing partners to support the underlying investment needs for its securitizations and funds products; the need to maintain a consistently high level of trust in its brand; the concentration of a large percentage of its investment revenue with a small number of partners and platforms; its ability to sustain its revenue growth rate or the growth rate of its related key operating metrics; its ability to improve, operate and implement its technology, its existing funding arrangements for the Company and its affiliates that may not be renewed or replaced or its existing funding sources that may be unwilling or unable to provide funding to it on terms acceptable to it, or at all; the performance of loans facilitated through its model; changes in market interest rates; its securitizations, warehouse credit facility agreements; the impact on its business of general economic conditions, including, but not limited to rising interest rates, inflation, supply chain disruptions, exchange rate fluctuations and labor shortages; the effect of and uncertainties related to public health crises such as the COVID�19 pandemic (including any government responses thereto); geopolitical conflicts such as the war in Israel; its ability to realize the potential benefits of past or future acquisitions; anticipated benefits and savings from our recently announced reduction in workforce; changes in the political, legal and regulatory framework for AI technology, machine learning, financial institutions and consumer protection; the ability to maintain the listing of our securities on Nasdaq; the financial performance of its partners, and fluctuations in the U.S. consumer credit and housing market; its ability to grow effectively through strategic alliances; seasonal fluctuations in our revenue as a result of consumer spending and saving patterns; pending and future litigation, regulatory actions and/or compliance issues including with respect to the merger with EJF Acquisition Corp.; and other risks that are described in and the Company’s Form 20�F filed on April 20, 2023 and subsequent filings with the U.S. Securities and Exchange Commission. These forward-looking statements reflect the Company's views with respect to future events as of the date hereof and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. The forward-looking statements are made as of the date hereof, reflect the Company’s current beliefs and are based on information currently available as of the date they are made, and the Company assumes no obligation and does not intend to update these forward-looking statements. Financial Information; Non-GAAP Financial Measures Some of the unaudited financial information and data contained in this press release and Form 6�K, such as Fee Revenue Less Production Costs (“FRLPC”), FRLPC Margin, Adjusted EBITDA and Adjusted Net Income �Loss), have not been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). To supplement the unaudited consolidated financial statements prepared and presented in accordance with U.S. GAAP, management uses the non-GAAP financial measures FRLPC, FRLPC Margin, Adjusted Net Income �Loss) and Adjusted EBITDA to provide investors with additional information about our financial performance and to enhance the overall understanding of the results of operations by highlighting the results from ongoing operations and the underlying profitability of our business. Management believes these non-GAAP measures provide an additional tool for investors to use in comparing our core financial performance over multiple periods. However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by U.S. GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, non-GAAP financial measures may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by other companies. As a result, non-GAAP financial measures should be viewed as supplementing, and not as an alternative or substitute for, our unaudited consolidated financial statements prepared and presented in accordance with U.S. GAAP. To address these limitations, management provides a reconciliation of Adjusted Net Income �Loss) and Adjusted EBITDA to net income (loss) attributable to Pagaya’s shareholders and a calculation of FRLPC and FRLPC Margin. Management encourages investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view Adjusted Net Income �Loss) and Adjusted EBITDA in conjunction with its respective related GAAP financial measures. Non-GAAP financial measures include the following items:

Fee Revenue Less Production Costs (“FRLPC”) is defined as revenue from fees less production costs. FRLPC Margin is defined as FRLPC divided by Network Volume. Adjusted Net Income �Loss) is defined as net income (loss) attributable to Pagaya Technologies Ltd.’s shareholders excluding share-based compensation expense, change in fair value of warrant liability, impairment, including credit-related charges, restructuring expenses, transaction-related expenses, and non-recurring expenses associated with mergers and acquisitions. Adjusted EBITDA is defined as net income (loss) attributable to Pagaya Technologies Ltd.’s shareholders excluding share-based compensation expense, change in fair value of warrant liability, impairment, including credit-related charges, restructuring expenses, transaction-related expenses, non-recurring expenses associated with mergers and acquisitions, interest expense, depreciation expense, and income tax expense (benefit). These items are excluded from our Adjusted Net Income �Loss) and Adjusted EBITDA measures because they are noncash in nature, or because the amount and timing of these items is unpredictable, is not driven by core results of operations and renders comparisons with prior periods and competitors less meaningful. We believe FRLPC, FRLPC Margin, Adjusted Net Income �Loss) and Adjusted EBITDA provide useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, we have included FRLPC, FRLPC Margin, Adjusted Net Income �Loss) and Adjusted EBITDA because these are key measurements used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting. However, this non-GAAP financial information is presented for supplemental informational purposes only, should not be considered a substitute for or superior to financial information presented in accordance with U.S. GAAP and may be different from similarly titled non-GAAP financial measures used by other companies. The tables below provide reconciliations of Adjusted EBITDA to Net Loss Attributable to Pagaya Technologies Ltd., its most directly comparable U.S. GAAP amount. In addition, Pagaya provides outlook for the fiscal year 2024 on a non-GAAP basis. The Company cannot reconcile its expected Adjusted EBITDA to expected Net Loss Attributable to Pagaya under “Full-Year 2024 Outlook” without unreasonable effort because certain items that impact net income (loss) and other reconciling items are out of the Company's control and/or cannot be reasonably predicted at this time, which unavailable information could have a significant impact on the Company’s U.S. GAAP financial results. Investors & Analysts Jency John Head of Investor Relations IR@pagaya.com Media & Press Emily Passer Head of PR & External Communications Press@pagaya.com

PAGAYA TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In thousands, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,	
	2023	2022	2023	2022
Revenue				
Revenue from fees	$ 210,428	$ 178,173	$ 772,814	$ 685,414
Other Income				
Interest income	7,783	14,631	38,748	57,758
Investment income (loss)	(167)	86	489	5,756
Total Revenue and Other Income	218,044	192,890	812,051	748,928
Production costs	134,482	124,709	508,944	451,084
Technology, data and product development (1)	17,550	23,554	74,383	150,933
Sales and marketing (1)	9,576	13,974	49,773	104,203
General and administrative (1)	45,784	57,350	203,351	294,213
Total Costs and Operating Expenses	207,392	219,587	836,451	1,000,433
Operating Income (Loss)	10,652	(26,697)	(24,400)	(251,505)
Other income (expense), net	(25,633)	(34,715)	(156,768)	(24,869)
Income (Loss) Before Income Taxes	(14,981)	(61,412)	(181,168)	(276,374)
Income tax expense (benefit)	5,056	(9,204)	15,571	16,400
Net Income (Loss) Including Noncontrolling Interests	(20,037)	(52,208)	(196,739)	(292,774)
Less: Net income (loss) attributable to noncontrolling interests	(5,619)	(18,210)	(68,301)	9,547
Net Income (Loss) Attributable to Pagaya Technologies Ltd.	$ (14,418)	$ (33,998)	$ (128,438)	$ (302,321)
Per share data:				
Net income (loss) attributable to Pagaya Technologies Ltd. shareholders	$ (14,418)	$ (33,998)	$ (128,438)	$ (302,321)
Less: Undistributed earnings allocated to participated securities	—	—	—	(12,205)
Net income (loss) attributable to Pagaya Technologies Ltd. ordinary shareholders	$ (14,418)	$ (33,998)	$ (128,438)	$ (314,526)
Net loss per share:				
Basic and Diluted	$ (0.02)	$ (0.05)	$ (0.18)	$ (0.69)
Net loss per share (pro-forma post Reverse Stock Split) (3):				
Basic and Diluted	$ (0.24)	$ (0.59)	$ (2.14)	$ (8.22)
Non-GAAP adjusted net income (loss) (2)	$ 12,389	$ (3,683)	$ 16,556	$ (32,664)
Non-GAAP adjusted net income (loss) per share:				
Basic	$ 0.02	$ (0.01)	$ 0.02	$ (0.07)
Diluted	$ 0.02	$ (0.01)	$ 0.02	$ (0.07)
Non-GAAP adjusted net income (loss) per share (pro-forma post Reverse Stock Split) (3):				
Basic	$ 0.20	$ (0.06)	$ 0.28	$ (0.85)
Diluted	$ 0.20	$ (0.06)	$ 0.27	$ (0.85)
Weighted average shares outstanding:				
Basic	735,509,992	688,165,887	720,466,726	459,044,846
Diluted	757,607,624	697,441,165	740,322,318	699,631,838
Weighted average shares outstanding (pro-forma post Reverse Stock Split) (3):				
Basic	61,292,498	57,347,157	60,038,893	38,253,737
Diluted	63,133,967	58,120,097	61,693,526	58,302,653

(1) The following table sets forth share-based compensation for the periods indicated below:

6

7 Three Months Ended December 31, Year Ended December 31, 2023 2022 2023 2022 Technology, data and product development $ 3,460 $ 4,886 $ 12,375 $ 81,337 Selling and marketing 2,237 3,843 13,216 58,377 General and administrative 8,046 9,953 45,464 101,975 Total $ 13,743 $ 18,682 $ 71,055 $ 241,689 (2) See “Reconciliation of Non-GAAP Financial Measures.” (3) Weighted average shares outstanding used in the computation of basic and diluted earnings (loss) per share have been adjusted to give effect to the 1‐for‐12 Reverse Stock Split that was approved by shareholders on February 15, 2024.

8 PAGAYA TECHNOLOGIES LTD. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (In thousands) December 31, 2023 2022 Assets Current assets: Cash and cash equivalents $ 186,478 $ 309,793 Restricted cash 16,874 22,539 Fees and other receivables 79,526 59,219 Investments in loans and securities 2,490 1,007 Prepaid expenses and other current assets 16,261 27,258 Income tax receivable 1,773 — Total current assets 303,402 419,816 Restricted cash 19,189 4,744 Fees and other receivables 34,181 38,774 Investments in loans and securities 714,303 462,969 Equity method and other investments 26,383 25,894 Right-of-use assets 55,729 61,077 Property and equipment, net 41,557 31,663 Goodwill 10,945 — Intangible assets 2,550 — Prepaid expenses and other assets 137 142 Total non-current assets 904,974 625,263 Total Assets $ 1,208,376 $ 1,045,079 Liabilities and Shareholders’ Equity Current liabilities: Accounts payable $ 1,286 $ 1,739 Accrued expenses and other liabilities 28,562 49,496 Operating lease liability - current 6,931 8,530 Secured borrowing - current 37,685 61,829 Income taxes payable - current 461 6,424 Total current liabilities 74,925 128,018 Non-current liabilities: Warrant liability 3,242 1,400 Revolving credit facility 90,000 15,000 Secured borrowing - non-current 234,028 77,802 Operating lease liability - non-current 43,940 49,097 Income taxes payable - non-current 22,135 7,771 Deferred tax liabilities, net - non-current 107 568 Total non-current liabilities 393,452 151,638 Total Liabilities 468,377 279,656 Redeemable convertible preferred shares 74,250 — Shareholders’ equity: Additional paid-in capital 1,101,914 968,432 Accumulated other comprehensive income (loss) 444 (713) Accumulated deficit (542,637) (414,199) Total Pagaya Technologies Ltd. shareholders’ equity 559,721 553,520 Noncontrolling interests 106,028 211,903 Total shareholders’ equity 665,749 765,423 Total Liabilities, Redeemable Convertible Preferred Shares, and Shareholders’ Equity $ 1,208,376 $ 1,045,079

9 PAGAYA TECHNOLOGIES LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands) Year Ended December 31, 2023 2022 Cash flows from operating activities Net loss including noncontrolling interests $ (196,739) $ (292,774) Adjustments to reconcile net income (loss) to net cash used in operating activities: Equity method income (loss) (488) (5,756) Depreciation and amortization 19,127 6,294 Share-based compensation 71,055 241,689 Fair value adjustment to warrant liability 1,842 (11,088) Issuance of ordinary shares related to commitment shares — 1,000 Impairment loss on available-for-sale debt securities 134,510 15,007 Loss on loans held-for-investment — 10,651 Other than temporary impairment of investments in loans and securities — 33,704 Write-off of capitalized software 2,475 3,209 Tax benefit related to release of valuation allowance (1,162) — Gain on foreign exchange (1,320) — Change in operating assets and liabilities: Fees and other receivables (20,740) (46,453) Deferred tax assets, net — 5,681 Deferred tax liabilities, net (461) 568 Prepaid expenses and other assets 12,912 (23,227) Right-of-use assets 3,854 7,742 Accounts payable (448) (9,841) Accrued expenses and other liabilities (17,770) 32,403 Operating lease liability (3,712) (11,192) Income tax receivable / payable 6,642 2,383 Net cash provided by (used in) operating activities 9,577 (40,000) Cash flows from investing activities Proceeds from the sale/maturity/prepayment of: Investments in loans and securities 172,061 112,897 Short-term deposits — 5,020 Equity method and other investments — 453 Cash and restricted cash acquired from Darwin Homes, Inc. 1,608 — Payments for the purchase of: Investments in loans and securities (566,173) (355,633) Property and equipment (20,189) (22,406) Equity method and other investments — (5,750) Net cash used in investing activities (412,693) (265,419) Cash flows from financing activities Proceeds from sale of ordinary shares in connection with the Business Combination and PIPE Investment, net of issuance costs — 291,872 Proceeds from issuance of redeemable convertible preferred shares, net 74,250 — Proceeds from secured borrowing 338,472 139,413 Proceeds received from noncontrolling interests 19,955 105,469 Proceeds from revolving credit facility 130,000 42,100 Proceeds from exercise of stock options 4,334 1,617 Proceeds from issuance of ordinary shares from the Equity Financing Purchase Agreement 27,892 — Distributions made to noncontrolling interests (43,767) (77,764) Payments made to revolving credit facility (55,000) (27,100) Payments made to secured borrowing (206,390) (37,687) Settlement of share-based compensation in satisfaction of tax withholding requirements (650) — Net cash provided by financing activities 289,096 437,920 Effect of exchange rate changes on cash, cash equivalents and restricted cash (515) — Net increase (decrease) in cash, cash equivalents and restricted cash (114,535) 132,501 Cash, cash equivalents and restricted cash, beginning of period 337,076 204,575 Cash, cash equivalents and restricted cash, end of period $ 222,541 $ 337,076

PAGAYA TECHNOLOGIES LTD.
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)
($ in thousands, unless otherwise noted)

	Three Months Ended December 31,		Year Ended December 31,	
	2023	2022	2023	2022
Net Loss Attributable to Pagaya Technologies Ltd.	$ (14,418)	$ (33,998)	$ (128,438)	$ (302,321)
Adjusted to exclude the following:				
Share-based compensation	13,743	18,682	71,055	241,689
Fair value adjustment to warrant liability	(1,921)	(1,680)	1,842	(11,088)
Impairment loss on certain investments	12,603	8,836	52,381	8,836
Write-off of capitalized software	3	3,209	1,938	3,209
Restructuring expenses	—	—	5,450	—
Transaction-related expenses	1,656	—	6,153	—
Non-recurring expenses	723	1,268	6,175	27,011
Adjusted Net Income (Loss)	$ 12,389	$ (3,683)	$ 16,556	$ (32,664)
Adjusted to exclude the following:				
Interest expenses	10,808	1,716	30,740	5,136
Income tax expense (benefit)	5,056	(9,204)	15,571	16,400
Depreciation and amortization	5,966	2,217	19,155	6,294
Adjusted EBITDA	$ 34,219	$ (8,954)	$ 82,022	$ (4,834)

	Three Months Ended December 31,		Year Ended December 31,	
	2023	2022	2023	2022
Fee Revenue Less Production Costs (FRLPC):				
Revenue from fees	$ 210,428	$ 178,173	$ 772,814	$ 685,414
Production costs	134,482	124,709	508,944	451,084
Fee Revenue Less Production Costs (FRLPC)	$ 75,946	$ 53,464	$ 263,870	$ 234,330
Fee Revenue Less Production Costs Margin (FRLPC Margin):				
Fee Revenue Less Production Costs (FRLPC)	$ 75,946	$ 53,464	$ 263,870	$ 234,330
Network Volume (in millions)	2,380	1,786	8,299	7,307
Fee Revenue Less Production Costs Margin (FRLPC Margin)	3.2 %	3.0 %	3.2 %	3.2 %

10